FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                         THERMOGENESIS CORP                   (Check all applicable)
                                                             ("KOOL")                          x   Director          -- 10% Owner
                                                                                               --  Officer           -- Other
 Howell,      David                                                                         (give title below)  (specify below)

-----------------------------------------   -------------------- --------------------        --------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.            4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
                                            Person, if an              04/2001
 C/O THERMOGENESIS CORP                     Entity                -------------------
 3146 GOLD CAMP DRIVE                       (Voluntary)
---------------------------------------
(Street)                                        --                                          7.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        X  Form filed by one Reporting Person
                                                                      (Month/Year)           -- Form filed by More than One
RANCHO CORDOVA,         CA      95670                                     N/A                    Reporting Person
--------------------------------------       -----------------------------------------
(City)         (State)          (Zip)


          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
Common       4/27/01         A               50,000        A            $1.80          70,000                D          N/A
Stock
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Common       4/27/01         A              118,205(1)     A            $1.80         208,205(1)             I(1)   By New England
Stock                                                                                                               Venture Partners
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Title   / Conversion/ Trans- / Trans- / Number of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      / (Instr. /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /    5)   /Benefic-/ (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /           /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /           /
          /           /        /------------------------------------------------------/         /end of  /            /           /
          /           /        /Code/ V /(A)   /(D) / Date   /  Expir-/ Title/Amount  /         / Month  /            /           /
          /           /        /    /   /      /    / Exer-  /  ation /      / of     /         /(Instr. /            /           /
          /           /        /    /   /      /    / cisable/  Date  /      /shares  /         /   4)   /            /           /
====================================================================================================================================
Warrant to   $2.88     4/27/01   A      10,000       4/27/01  4/27/06 Common   19,000     -     19,000       D            N/A
Purchase
Shares of
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant to   $2.88     4/27/01   A      23,641       4/27/01  4/27/06 Common   59,641     -     59,641       I           General
Purchase                                                                                                                 Partner of
Shares of                                                                                                                Owner-New
Common                                                                                                                   England
Stock                                                                                                                    Venture
                                                                                                                         Partners
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Explanation of Responses:

(1) David Howell disclaims 89.5% of the ownership of the shares and warrants held by New England Venture Partners.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



                                 /s/DAVID HOWELL                    May 10, 2001
                                 --------------------------------   ------------
                                    David Howell                         Date
                                **Signature of Reporting Person




Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.